UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3 (RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

[Amendment No. 5]

SYLVAN INC.
(Name of the Issuer)

SYLVAN INC.
SNYDER ASSOCIATED COMPANIES, INC.
DENNIS C. ZENSEN
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class Securities)

(CUSIP Number of Class Securities)

Sylvan Inc. 333 Main Street, P.O. Box 249 Saxonburg, PA 16056-0249 Telephone: (724) 352-7520 Attn: Fred Y. Bennitt	Snyder Associated Companies, Inc. P.O. Box 1022, One Glade Park East Kittanning, PA 16201 Telephone: (724) 548-8101 Attn: Mark A. Snyder	Dennis C. Zensen c/o Sylvan Inc. 333 Main Street, P.O. Box 249 Saxonburg, PA 16056-0249 Telephone: (724) 352-7520

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

COPIES TO:

Reed Smith LLP 435 Sixth Avenue Pittsburgh, PA 15219 Telephone: (412) 288-3131 Attn: David L. DeNinno	Cohen & Grigsby P.C. 11 Stanwix Street, 15th Floor Pittsburgh, PA 15222 Telephone: (412) 297-1319 Attn: Daniel L. Wessels

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14C-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.
☐ b.	The filing of a registration statement under the Securities Act of 1933.
☐ c.	A tender offer.
☒ d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐ Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation* $68,876,850	Amount of filing fee $5,572.14

*	This calculation is based .00008090 multiplied by the transaction valuation above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 5,155,131 shares of Sylvan common stock outstanding and owned by stockholders; and (ii) outstanding stock options to purchase an aggregate of 467,469 shares of Sylvan common stock which will be cashed out in the transaction. For purposes of calculating the per unit price, this price is based on the assumption that (i) each outstanding share of common stock owned by stockholders will be converted into the right to receive $12.25 in cash, without interest, and (ii) each outstanding stock option to purchase shares of Sylvan common stock with a per share exercise price less than $12.25 will be converted into the right to receive a cash payment equal to (a) the difference between $12.25 and the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying each such stock option.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $5,572.14
Form or Registration No.: Schedule 14A
Filing Party: Sylvan Inc.
Date Filed: December 31, 2003

Introduction

     This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) is being filed by (i) Sylvan Inc. (“Sylvan”), a Nevada corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, (ii) Snyder Associated Companies, Inc. (“Snyder”), a Pennsylvania corporation, and (iii) Dennis C. Zensen, Sylvan’s president, chief executive officer and chairman of its board of directors, and a director and officer of, and investor in, the surviving corporation of the merger described below. SAC Holding Co., which was a party to the Merger Agreement and a filing person to the prior Schedule (as defined below), is not a filing party of this Final Amendment because it was merged into Sylvan Inc. in the merger. This Final Amendment amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 and Amendments No. 1, 2, 3 and 4 thereto (as so amended and hereby further amended, the “Schedule”).

     The Schedule relates to the Agreement and Plan of Merger, dated November 16, 2003, as amended April 1, 2004 (the “Merger Agreement”) among Sylvan, Snyder and Merger Sub.

     Sylvan previously filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of Sylvan at which the stockholders of Sylvan were to consider and vote upon a proposal to approve and adopt the Merger Agreement and authorized the merger transaction contemplated thereby. A copy of the Proxy Statement is incorporated by reference herein as Exhibit (a)(3)(A) and a copy of the Merger Agreement has been filed as Appendix A to the Proxy Statement.

     The purpose of this Final Amendment is to file a final amendment to the Schedule to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

     The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Proxy Statement.

     The information contained in this schedule and/or the Proxy Statement concerning (i) Sylvan was supplied by Sylvan and (ii) each other filing person was supplied by such filing person.

Item 15. Additional Information.

(b)	Other Material Information. On June 10, 2004, Sylvan filed Articles of Merger with the Secretary of State of the State of Nevada and the Secretary of State of the Commonwealth of Pennsylvania, pursuant to which Merger Sub was merged with and into Sylvan, with Sylvan as the surviving corporation (the “Merger”), after having received the requisite vote of the Sylvan stockholders at the special meeting of stockholders held on June 9, 2004. The Merger became effective as of the date of the filings, at which time (i) each share of common stock of Merger Sub issued and outstanding immediately prior to the effectiveness of the Merger was converted into and became one share of common stock of the surviving corporation, (ii) all shares of Sylvan common stock issued and outstanding immediately prior to the effectiveness of the Merger (other than any shares held by Snyder or any of its subsidiaries, including Merger Sub) were converted into the right to receive in cash from Snyder an amount equal to $12.25 per share, (iii) each Sylvan stock option granted under any employee stock option or compensation plan or other arrangement was cancelled and the holders became entitled to receive, for each option surrendered (whether or not previously vested), an amount in cash determined by multiplying (x) the excess (if any) of $12.25 over the applicable exercise price of such stock option by (y) the number of shares of common stock the holder could have purchased (assuming full vesting of all options) had the holder of the stock option exercised the option in full immediately prior to the effectiveness of the Merger, and (iv) the separate corporate existence of Merger Sub ceased. On June 10, 2004, Sylvan filed a certification on Form 15, pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act, to provide notice of termination of registration of the Sylvan common stock, and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act. As of June 11, 2004, Sylvan common stock ceased to trade on the NASDAQ Stock Market and became eligible for delisting and was delisted from the NASDAQ Stock Market.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sylvan Inc.

By: /s/ Dennis C. Zensen
Name:	Dennis C. Zensen
Title:	Chairman, President and CEO

Snyder Associated Companies, Inc.

By: /s/ Elmer A. Snyder
Name:	Elmer A. Snyder
Title:	President

/s/ Dennis C. Zensen
Dennis C. Zensen

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